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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 5)*

                              SIMTEK CORPORATION
                              ------------------
                               (Name of Issuer)

                         Common Stock $0.01 Par Value
                         ----------------------------
                        (Title of Class of Securities)

                                  829204-10-6
                                  -----------
                                (CUSIP Number)

                             Anne L. Neeter, Esq.
                        General Counsel Associates LLP
                              1891 Landings Drive
                        Mountain View, California 94043
                                (650) 428-3900
                      -----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 5, 2000
                                ---------------
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [  ]

*the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            Index of Schedules
                                                            located on page 6.
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                                                                 Page2of 6 Pages


CUSIP NO. 829204-10-6
          -----------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Zentrum Mikroelektronik Dresden GmbH
          No IRS id number

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)              [ ]

                                                            (b)              [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)
                                                        WC

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                        [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OF ORGANIZATION
                                         GERMANY

--------------------------------------------------------------------------------
      Number of Shares          7.  SOLE VOTING POWER
      Beneficially Owned                 2,848,749
      by Each Reporting         ______________________
      Person                    8.  SHARED VOTING POWER
                                          -0-
                                ________________________________________________
                                9.  SOLE DISPOSITIVE POWER
                                         2,848,749
                                ________________________________________________
                                10  SHARED DISPOSITIVE POWER
                                         -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,848,749

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                         [ ]
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                                                                 Page3of 6 Pages

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         6.4%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                         OO   (reporting person is a GmbH)

--------------------------------------------------------------------------------
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                                                                 Page4of 6 Pages

Amendment No. 5 to Schedule 13D
-------------------------------

Zentrum Mikroelektronik Dresden GmbH (the "Reporting Person" or "ZMD") hereby amends, as set forth below, its Statement on Schedule 13D, filed February 13, 1998 (the "Statement"), as amended by Amendment No. 1, filed on March 22, 2000 ("Amendment No. 1"), by Amendment No. 2 , filed on March 27, 2000 ("Amendment No. 2"), by Amendment No. 3, filed on March 31, 2000 ("Amendment No. 3"), and by Amendment No. 4, filed on July 5, 2000 ("Amendment No. 4"), relating to the Common Stock of Simtek Corporation, a Colorado corporation ("Simtek"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No.4.


ITEM 4.  Purpose of the Transaction.

     The 4th and 5th paragraphs of Item 4 set forth in Amendment No. 1 (which amended and restated Item 4 of the Statement in its entirety), as amended by Amendment No.2, Amendment No.3 and Amendment No.4, are hereby amended and restated as follows, and the remainder of Item 4 as reflected in Amendment No. 1 remains in effect:

     Since July 5, 2000, ZMD has disposed of an aggregate amount of 973,646 shares of Simtek Common Stock, constituting 2.18% of the outstanding shares of Common Stock of Simtek. ZMD's current intent is, and continues to be, depending on market conditions and other relevant factors, to eventually dispose of all or substantially all of ZMD's equity interest in Simtek. The timing of the disposition or dispositions will depend upon market conditions, the limitations of Rule 144, the availability of registration of ZMD's shares by Simtek, the availability of other lawful means of disposition, and other relevant factors and business considerations from time to time.

     Except as described above and in Amendment No. 1, ZMD has not formulated any plans or proposals which relate to or would result in any of the items described in paragraphs (a) through (j) of this item.

ITEM 5.  Interest in Securities of Simtek.

     Item 5 is hereby amended and restated in its entirety as follows:

          (a) ZMD owns 2,848,749 shares of Common Stock of Simtek, which is 6.4% of such class based on 44,508,497 shares of Common Stock outstanding on August 31, 2000, as reflected in Simtek's October 5, 2000 filing with the SEC.

          (b) ZMD, through its chief executive officers, has the sole power to direct the vote of the shares of Common Stock and ZMD, through its chief executive officers acting with approval of the Board of Directors of ZMD, has the sole power to dispose or direct the
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                                                                 Page5of 6 Pages

disposition of the shares of Common Stock.

          (c) ZMD has disposed of an aggregate of around 5,698,636 shares of Common Stock of Simtek under Rule 144 (and registration where applicable), at the then current market price(s), with transactions taking place commencing on March 17, 2000 through November 17, 2000.

          (d)  Not applicable.

          (e)  Not applicable.



SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2000      Zentrum Mikroelektronik Dresden GmbH

                              By: /s/ Detlef Golla
                                  -----------------------------------------
                              Name: Detlef Golla
                              Title: Chief Executive Officer (Geschaeftsfuehrer)

                              By: /s/ Thilo von Selchow
                                  -----------------------------
                              Name:  Thilo von Selchow
                              Title: Chief Executive Officer (Geschaeftsfuehrer)
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                                                                 Page6of 6 Pages


                              INDEX OF SCHEDULES


           Schedule                             Page
           ---------                            ----

               A                                8 of Amendment No. 1
          Information on controlling
          persons of ZMD (revised and restated
          on Amendment No. 1)